C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK: 945

For Immediate Release
May 5, 2016

This quarterly earnings news release should be read in conjunction with the Company’s unaudited First Quarter 2016 Report to Shareholders for the three months ended March 31, 2016, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which is available on our website at http://www.manulife.com.

Additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (“SEC”) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS, unless otherwise indicated.  We use a number of non-GAAP measures to measure overall performance and to assess our businesses. For more information on non-GAAP financial measures, see “Performance and Non-GAAP Measures” below and in our First Quarter 2016 Report to Shareholders and 2015 Management’s Discussion and Analysis.

Manulife reports 1Q16 core earnings of $905 million and net income of $1,045 million, strong top line growth, and continued positive net flows in its wealth and asset management businesses

TORONTO – Manulife Financial Corporation (“MFC”) today announced net income attributed to shareholders of $1,045 million for the first quarter of 2016 (“1Q16”), fully diluted earnings per common share of $0.51 and return on common shareholders’ equity (“ROE”) of 10.8%, compared with $723 million, $0.36, and 8.4%, respectively, for the first quarter of 2015 (“1Q15”). The increase in net income attributed to shareholders was primarily due to gains from interest rate movements and higher core earnings, partially offset by lower than expected returns on alternative long-duration assets. In 1Q16, MFC generated core earnings of $905 million, diluted core earnings per common share of $0.44 and core return on common shareholders’ equity (“Core ROE”) of 9.3%, compared with $797 million, $0.39, and 9.3%, respectively, for 1Q15.

Donald Guloien, President and Chief Executive Officer, stated, “This was a strong quarter, by almost any measure.  Core earnings grew by 14% from the prior year – despite zero contribution from investment gains during the quarter - a testimony to the strong operating performance from our operations around the world. We are also delivering excellent results from our DBS, Standard Life and New York Life transactions; managing our equity exposure exceedingly well, even in highly volatile markets; and achieved our 25th consecutive quarter of positive net flows into our global Wealth and Asset Management businesses.”

“Net income was up 45%, as a result of a variety of market-related gains, which more than offset depressed oil and gas prices in the quarter, serving as a useful reminder that markets will fluctuate both in our favour and against us, but we should focus on long-term positioning and shareholder wealth creation rather than short-term market fluctuations,” added Mr. Guloien.

Steve Roder, Chief Financial Officer, said, “We achieved a 70% increase in new business value, which speaks to the quality of sales we generated this quarter. This bodes well for our future profitability, as new business value represents the expected present value of future earnings from this quarter’s sales. Today, we published our 2015 Embedded Value Report highlighting a 21% increase in the value of our insurance-related businesses to $47.8 billion.”

“We successfully completed a US$1.75 billion bond offering in the United States and finished the quarter with strong capital levels. This was Manulife’s first bond issuance outside the Canadian market in 5 years, and was an important step in our path to diversify our funding sources,” added Mr. Roder.

May 5, 2016 – Press Release Reporting First Quarter Results

HOW OUR COMPANY PERFORMED

Profitability:

Reported net income attributed to shareholders of $1,045 million, up $322 million from 1Q15.
In 1Q16, net income attributed to shareholders is comprised of core earnings of $905 million and a net gain for items excluded from core earnings of $140 million. The items excluded from core earnings include a $474 million gain from market-related impacts primarily driven by interest rate movements and realized gains on the sale of available-for-sale bonds, largely offset by investment-related experience charges of $340 million primarily related to lower than expected returns on alternative long-duration assets.

Delivered core earnings of $905 million, up $108 million or 14% from 1Q15.
Core earnings increased $108 million, or 14%, compared with 1Q15. This increase reflects strong growth in new business volumes, particularly in Asia, and $75 million related to changes in foreign currency rates, partially offset by higher macro hedging costs. Core earnings in 1Q16 include net policyholder experience charges of $36 million post-tax ($68 million pre-tax), due to adverse policyholder experience in the U.S., partially offset by favourable policyholder experience in Asia.  No investment-related experience gains were included in core earnings in 1Q16 or 1Q15.

Growth:

Achieved insurance sales of $954 million, an increase of 14% compared with 1Q15.
Record Asia insurance sales increased 36% driven by double digit growth in most territories, including Singapore and Hong Kong which benefited from the activation of the bancassurance partnership with DBS. Canadian insurance sales declined 28% as normal variability in large-case group benefits sales more than offset strong retail insurance sales. U.S. insurance sales increased 4%.

Generated net flows of $1.7 billion in our wealth and asset management (“WAM”) businesses compared with $6.6 billion in 1Q15 and gross flows of $28.2 billion increased 15% compared with 1Q15.
This marks the 25th consecutive quarter of positive net flows in our WAM businesses, which is a significant achievement given the continued volatility in global markets. In the U.S., gross flows increased 31%, driven by another strong sales quarter in mutual funds and robust mid-market sales in the pension business acquired in April 2015. In Asia and Canada gross flows modestly declined due to challenging market conditions, and in our institutional asset management business gross flows were in line with the prior year. Net flows declined as redemptions increased in all divisions compared with the prior year.

Delivered Other Wealth sales of $2.4 billion in 1Q16, an increase of 29% compared with 1Q15.
Other Wealth sales in Asia increased 76% driven by the success of new product launches coupled with expanding distribution reach in Japan and through DBS in Singapore. In Canada, other wealth sales were down 9% driven by challenging market conditions.

Generated new business value of $287 million in 1Q16, up 70% from 1Q15.
The increase in new business value was driven by strong performance in Asia and improved product margins in U.S. life insurance.  In Asia, new business value increased 68% on a constant currency basis to $221 million, primarily reflecting strong growth in new business volume and improved product margins in Japan and Asia Other. New business value margins in Asia increased to 28.8%, up 3.4 percentage points from the prior year period. This was most notable in Japan where higher volumes, product margins and business mix led to margin expansion of over 10 percentage points to 26.5%. These gains were partly offset by margin compression in Hong Kong due to a change in business mix.

Reported embedded value of $47.8 billion as at December 31, 2015, up $8.4 billion or 21% from the prior year.
Just under half of the growth in embedded value relates to contributions from inforce and new business.  Currency accounted for the majority of the remaining increase. The impact of acquisitions during the year was largely offset by the common share issuance related to the acquisition of the Canadian-based operations of Standard Life plc. The full 2015 Embedded Value Report is available on our website at http://www.manulife.com.

Reported core EBITDA from our WAM businesses of $285 million, down 4% from 1Q15.
The favourable impact of foreign currency rates and higher fee income was offset by increased distribution costs driven by higher gross flows and strategic investments in the business. WAM assets under management and administration were $488 billion, an increase of 22% from March 31, 2015 reflecting positive net flows and a recent sizeable acquisition.

May 5, 2016 – Press Release Reporting First Quarter Results

Achieved total assets under management and administration (“AUMA)”) of $904 billion as at March 31, 2016.
AUMA increased 8% compared to March 31, 2015, largely due to the acquisition of the U.S. pension business in 2015.  AUMA decreased $31 billion compared with December 31, 2015 primarily due to the strengthening of the Canadian dollar compared with the U.S. dollar. On a constant currency basis, AUMA was in-line with the prior quarter.

Financial Strength:

Reported a Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of 233% for The Manufacturers Life Insurance Company (“MLI”) as at March 31, 2016.
The 10 point increase from 223% as at December 31, 2015 is primarily related to 14 points from the US$1.75 billion senior debt and C$425 million preferred shares issued by MFC in 1Q16 and invested in MLI, partially offset by 3 points related to the initial payment under the DBS transaction. MFC’s reported MCCSR ratio was 210% as at March 31, 2016. The primary difference between the MLI and MFC ratios is that the $4.0 billion of MFC senior debt outstanding does not qualify as available capital for MFC.

Reported a financial leverage ratio of 27.9% at March 31, 2016.
Our financial leverage increased 4.1 percentage points from 4Q15 reflecting the issuance of US$1.75 billion senior debt and C$425 million preferred shares, and the impact of the weakening U.S. dollar compared with the Canadian dollar.

HOW OUR BUSINESSES PERFORMED

Asia Division

Business highlights:
In Asia, we delivered record annualized premium equivalent sales1 (“APE sales”) and new business value (“NBV”), up 48% and 68%, respectively, from the prior year period. This strong growth reflects continued expansion of distribution channels and a focus on product offerings that fulfill customer needs. WAM gross flows remained strong in the quarter despite challenging market conditions. During the quarter, we successfully launched our exclusive bancassurance partnership with DBS in Singapore, Hong Kong, Indonesia and mainland China. In addition, the ManulifeMOVE wellness program was expanded by adding new reward partners in Hong Kong and launching it in the Philippines.

Earnings2:
Core earnings increased US$45 million to US$270 million compared with 1Q15, or 19% after adjusting for the impact of changes in currency rates. The increase was driven by continued strong growth in new business volumes, improvement in product margins and favourable policyholder experience. Included within this growth were non-recurring gains of US$16 million related to two separate reinsurance treaties.

Net income attributed to shareholders was US$88 million in 1Q16 compared with US$227 million in 1Q15. In 1Q16, net income attributed to shareholders included a net charge for items excluded from core earnings of US$182 million for 1Q16 compared with a net gain of US$2 million in 1Q15. The 1Q16 net charge for items excluded from core earnings related to the direct impact of equity markets and interest rates.

Sales:
Annualized premium equivalents sales in 1Q16 were US$590 million, 48% higher than 1Q15. We achieved double digit growth in most territories and record APE sales in Japan and Asia Other. Contributing to this increase were insurance sales of US$460 million and other wealth APE sales of US$130 million, up 36% and 117% from 1Q15, respectively.

•	Japan APE sales in 1Q16 were US$264 million, a 24% increase driven by strong sales of our other wealth products through both bank and MGA channels.

1
APE sales is a non-GAAP measure. See “Performance and Non-GAAP Measures” below. APE sales are presented to provide consistency of scope for NBV disclosures and industry practice. APE sales are presented before adjustments for non-controlling interests. APE sales consist of Insurance sales plus weighted Other Wealth sales, and exclude our Wealth and Asset Management businesses.

2
The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016. Amounts are expressed in U.S. dollars, the presentation currency of the division.

May 5, 2016 – Press Release Reporting First Quarter Results

•	Hong Kong APE sales in 1Q16 were US$109 million, a 48% increase reflecting robust insurance sales through our agent, bank and insurance broker channels.

•
Asia Other (excludes Japan and Hong Kong) APE sales in 1Q16 were US$217 million, representing a 94% increase, driven by record sales in Singapore and mainland China. In Singapore, APE sales were over 5 times 1Q15 levels following the successful launch of our exclusive regional partnership with DBS. Indonesia experienced modest growth.

Wealth and Asset Management (“WAM”) gross flows of US$2.5 billion in 1Q16 were 5% lower than 1Q15. We reported net flows in 1Q16 of US$0.2 billion, down from US$0.9 billion in 1Q15 due to market volatility.

•	Japan gross flows in 1Q16 of US$21 million decreased 88% as equity market volatility impacted consumer confidence, resulting in weaker mutual fund sales.

•	Hong Kong gross flows in 1Q16 of US$562 million decreased 2%, driven by lower mutual fund sales.

•
Asia Other gross flows of US$1.9 billion increased 1%. Strong sales in mainland China and Singapore were largely offset by lower mutual fund sales in Taiwan. Indonesia’s WAM gross flows were comparable with 1Q15.

New Business Value:
New business value (“NBV”) in 1Q16 was US$161 million, a 68% increase compared with 1Q15 reflecting the above noted increase in APE sales and a 3.4 percentage point increase in NBV margin.

•	Japan NBV in 1Q16 of US$70 million more than doubled as a result of increased sales, improved product margin and favourable product mix.

•	Hong Kong NBV in 1Q16 of US$49 million increased 4% as higher APE sales were offset by the impact of a change in business mix.

•	Asia Other NBV of US$42 million increased 189% as a result of increased sales and management actions to improve margins.

Canadian Division

Business highlights:
In Canada, we generated solid growth in individual insurance sales driven by continued momentum due to product enhancements.  We delivered robust mutual fund gross flows despite challenging market conditions and achieved our 26th consecutive quarter of Wealth and Asset Management net inflows into our pension business. During the quarter, we also announced an agreement with The Vitality Group to introduce life insurance that rewards customers for healthy living.

Earnings1:
Core earnings was $338 million in 1Q16 compared with $261 million in 1Q15.  The $77 million increase in core earnings reflects improved policyholder experience, increased wealth and asset management fee income, and the impact of one additional month of results from business acquired in 2015.

Net income attributed to shareholders was $600 million compared with $118 million in 1Q15. In 1Q16, net income attributed to shareholders included a net gain for items excluded from core earnings of $262 million compared with a net charge of $143 million in 1Q15.  The change in items excluded from core earnings primarily related to the direct impact of interest rates.

Sales:
WAM gross flows in 1Q16 were $4.2 billion, a decrease of 5% compared with 1Q15 reflecting the impact of volatile market conditions on Mutual Fund deposits. We reported net flows in 1Q16 of $0.8 billion, down from $1.8 billion in 1Q15 due to market volatility. Assets under management for our WAM businesses at March 31, 2016 were $101 billion, an increase of 3% compared with March 31, 2015, driven by strong net flows over the past 12 months.

•	Mutual Fund gross flows of $2.4 billion in 1Q16 decreased $0.2 billion or 8% compared with 1Q15.

1	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

May 5, 2016 – Press Release Reporting First Quarter Results

•	Group Retirement Solutions gross flows of $1.9 billion in 1Q16 were in line with 1Q15.

Other Wealth sales of $944 million in 1Q16 were $93 million or 9% lower than 1Q15 driven by unfavourable equity market sentiment.

•	Segregated Fund Product1 1Q16 sales were $751 million, a decrease of 12% compared with 1Q15.

•	Fixed Product 1Q16 sales were $193 million, an increase of 4% compared with 1Q15, reflecting the success of product enhancements.

Manulife Bank net lending assets of $19.5 billion as at March 31, 2016, were up slightly from 4Q15 as due to the impact of our strategic initiatives.

Insurance sales in 1Q16 of $155 million decreased 28% compared with 1Q15 driven by the timing of large-case activity in Group Benefits.

•	Retail Insurance sales in 1Q16 of $41 million increased by 10% compared with 1Q15 driven by continued momentum from universal life product enhancements and large-case activity.

•	Institutional Markets sales in 1Q16 of $114 million decreased 36% compared with 1Q15 primarily due to normal variability in Group Benefits’ large-case sales.

U.S. Division

Business highlights:
In the U.S., we delivered strong mutual fund gross flows driven by institutional allocations and continued success across retail channels.  We also achieved solid gross flows in our Retirement Plan Services business with contributions from both our small- and mid-market segments. Five new exchange traded funds (“ETFs”) were launched in the quarter, bringing our total offering to 11 and we were named best new ETF manager by ETF.com.

Earnings2:
Core earnings was US$283 million compared with US$302 million in 1Q15. The US$19 million decrease in core earnings was primarily driven by unfavourable policyholder experience in JH Long Term Care.

Net income attributed to shareholders was US$176 million compared with US$375 million in 1Q15.  In 1Q16, net income attributed to shareholders included a net charge for items excluded from core earnings of US$107 million compared with a net gain of US$73 million in 1Q15.  The 1Q16 charge primarily related to returns on alternative long-duration assets being lower than the returns assumed in the valuation of our insurance contract liabilities.

Sales:
WAM gross flows in 1Q16 were US$12.7 billion, an increase of 31% compared with 1Q15, driven by continued strong mutual fund sales in John Hancock (“JH”) Investments and the contribution from robust mid-market pension sales in the business acquired by JH Retirement Plan Services’ (“JH RPS”) last year. JH Investments enjoyed positive net flows and continued to deliver double digit organic growth in an industry which has continued to experience net outflows.3 JH RPS recorded negative net flows primarily due to one large termination associated with the acquired mid-market business.

•
JH Investments 1Q16 gross flows of US$7.1 billion increased 15% compared with 1Q15 despite significant market volatility. The increase was driven by institutional allocations and continued success across retail channels.   Assets under management increased 7% from March 31, 2015 to a record US$84 billion as at March 31, 2016 and for the 18th consecutive quarter JH Investments had positive net flows. Our 12-month trailing organic growth rate through March 2016 (calculated as net new flows as a percentage of beginning assets) was 12% compared with an industry decline of 2%.3 During the quarter we expanded our ETF line up to 11 funds.

1	Segregated fund products include guarantees. These products are also referred to as variable annuities.
2
The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016. Amounts are expressed in U.S. dollars, the functional currency of the division.

3
Source:  Strategic Insight:  ICI Confidential.  Direct Sold mutual funds, fund-of-funds and ETF’s are excluded. Organic sales growth rate is calculated as net new flows divided by beginning period assets. Industry data through March 2016.

May 5, 2016 – Press Release Reporting First Quarter Results

•	JH RPS 1Q16 gross flows of US$5.6 billion were up 57% compared with 1Q15. This was driven primarily by the mid-market acquisition in 2015 and an increase in recurring contributions.

Insurance sales in 1Q16 of US$122 million represented an increase of 4% compared with 1Q15, driven by the Federal Long Term Care (“LTC”) program. Our Vitality program continued to gain momentum as we extended the feature to older issue ages in March and prepared for the HealthyFood program launch in April.

•
JH Life sales of US$105 million in 1Q16 were in line with the prior year but gained momentum throughout the quarter, increasing sequentially in each month of the quarter. Term sales continued to gain momentum achieving a 68% increase compared to the prior year. The increase in Term sales was offset by lower Survivorship universal life sales.

•
JH Long-Term Care 1Q16 sales of US$17 million were US$6 million higher than 1Q15 and benefited from an additional US$7 million of biennial inflation purchases in the Federal LTC program. Our new innovative Performance LTC product accounted for two-thirds of total retail sales during the quarter.

Corporate and Other

Corporate and Other is composed of: investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Investment Division’s external asset management business; Property and Casualty (“P&C”) Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.

Corporate and Other reported net income attributed to shareholders of $83 million in 1Q16 compared with a net loss of $141 million in 1Q151. The net income (loss) attributed to shareholder was comprised of core loss and items excluded from core loss. The core loss of $193 million in 1Q16 compared with a core loss of $117 million in 1Q15; items excluded from core loss were a net gain of $276 million in 1Q16 compared with a net charge of $24 million in 1Q15.

The $76 million increase in core loss was largely due to higher macro hedging costs from increased hedging activity, higher expenses related to strategic initiatives and the impact of the strengthening U.S. dollar on interest allocated to the U.S. and Asia divisions when expressed in Canadian dollars.

Of the $300 million favourable variance in items excluded from core loss, $232 million related to realized gains on the sale of available-for-sale (“AFS”) bonds in 1Q16 compared with 1Q15.

CORPORATE ITEMS

In a separate news release today, the Company announced that the Board of Directors approved a quarterly shareholders’ dividend of 18.5 cents per share on the common shares of MFC, payable on and after June 20, 2016 to shareholders of record at the close of business on May 17, 2016.

The Board of Directors also approved that, in respect of MFC’s June 20, 2016 common share dividend payment date, and pursuant to MFC’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, the required common shares be purchased on the open market. The purchase price of such shares will be based on the average of the actual cost to purchase such common shares. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.

Awards & Recognition

In Canada, Manulife Investments won 25 Fundata FundGrade A+ Awards. The Fundata FundGrade A+ Awards are presented annually to Canadian investment funds that achieve consistently high FundGrade scores through an entire calendar year.

In Hong Kong, Manulife received four awards for its Mandatory Provident Fund (MPF) scheme and outstanding fund performance.  One award from Morningstar Awards 2016 Hong Kong for “Best MPF Scheme Award – Finalist”. Three awards from Lipper Fund Awards 2016 Hong Kong: Manulife MPF Japan Equity Fund won for “Best Hong Kong Pension

1	The 2015 earnings on assets backing capital allocated to each operating segment has been restated to align with the methodology used in 2016.

May 5, 2016 – Press Release Reporting First Quarter Results

Funds over 3 Years, Equity Japan” and “Best Hong Kong Pension Funds over 5 Years, Equity Japan”; and Manulife MPF Pacific Asia Bond Fund won for “Best Hong Kong Pension Funds over 3 Years, Bond Asia Pacific – Local Currency”.

In Indonesia, Manulife was honoured with Market Conduct Award as PT Asuransi Jiwa Manulife Indonesia and Manulife Indonesia’s Financial Institution Pension Fund won the Market Conduct Award 2015 from the Financial Services Authority. The award recognized Manulife for carrying out principles of consumer protection in financial services with timely result reporting.

In the U.S., John Hancock Investments was named Best New Exchange Traded Fund (“ETF”) Issuer for 2015 at the third annual ETF.com Awards Gala. The award honours the new ETF issuer that has done the most to improve investor outcomes through product introductions, product performance, fund management, investor support and innovation.

Best Employer Award: Manulife and John Hancock were recognized by Forbes as One of Canada’s Best Employers and One of America’s Best Employers, respectively. Forbes’ 2016 list ranked Manulife 29th out of 250 in the Canadian survey while John Hancock 172nd out of 500 in the American survey. Employees were asked to rate their company satisfaction, including how likely they were to recommend their employer to someone else and how they felt about other employers in their industry.

Notes:

Manulife Financial Corporation will host a First Quarter Earnings Results Conference Call at 2:00 p.m. ET on May 5, 2016. For local and international locations, please call 416-340-8530 and toll free in North America please call 1-800-769-8320. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 6:00 p.m. ET on May 5, 2016 through May 19, 2016 by calling 905-694-9451 or 1-800-408-3053 (passcode: 1731671).

The conference call will also be webcast through Manulife’s website at 2:00 p.m. ET on May 5, 2016. You may access the webcast at: www.manulife.com/quarterlyreports. An archived version of the webcast will be available at 6:00 p.m. ET on the website at the same URL as above.

The First Quarter 2016 Statistical Information Package is also available on the Manulife website at: www.manulife.com/quarterlyreports.

Media Inquiries: Sean B. Pasternak (416) 852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso (416) 852-8982 robert_veloso@manulife.com

May 5, 2016 – Press Release Reporting First Quarter Results

Financial Highlights

	Quarterly Results
(C$ millions, unless otherwise stated, unaudited)	1Q16	4Q15	1Q15
Net income attributed to shareholders	$1,045	$246	$723
Preferred share dividends	(29)	(29)	(29)
Common shareholders’ net income	$1,016	$217	$694
Core earnings	$905	$859	$797
Basic earnings per common share (C$)	$0.51	$0.11	$0.36
Diluted earnings per common share (C$)	$0.51	$0.11	$0.36
Diluted core earnings per common share (C$)	$0.44	$0.42	$0.39
Return on common shareholders’ equity (“ROE”)	10.8%	2.3%	8.4%
Core ROE	9.3%	8.7%	9.3%
Sales Insurance products	$954	$1,027	$779
Wealth and Asset Management gross flows	$28,228	$31,089	$22,843
Wealth and Asset Management net flows	$1,676	$8,748	$6,631
Other Wealth products	$2,384	$2,109	$1,767
Premiums and deposits Insurance products	$8,186	$7,759	$7,158
Wealth and Asset Management products	$28,228	$31,089	$22,843
Other Wealth products	$1,441	$1,963	$1,466
Corporate and Other	$22	$26	$19
Assets under management and administration (C$ billions)	$904	$935	$821
Capital (C$ billions)	$49.4	$49.9	$46.4
MLI’s MCCSR ratio	233%	223%	245%

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures referenced in this presentation include: Core Earnings (Loss); Core ROE, Diluted Core Earnings Per Common Share; Constant Currency Basis; Premiums and Deposits; Assets under Management; Assets under Management and Administration; Capital; Embedded Value; New Business Value; New Business Value Margin; Sales; APE Sales; Gross Flows and Net Flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see “Performance and Non-GAAP Measures” in our 1Q16 and 2015 Management’s Discussion and Analysis.

May 5, 2016 – Press Release Reporting First Quarter Results

The following tables reconcile reported net income (loss) attributed to shareholders to core earnings (loss).

Total Company

	Quarterly Results
(C$ millions, unaudited)	1Q16	4Q15	1Q15
Total core earnings	$905	$859	$797
Investment-related experience outside of core earnings	(340)	(361)	(77)
Core earnings plus investment-related experience outside of core earnings	565	498	720
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (details below)	474	(29)	13
Recapture of reinsurance treaties	-	(52)	12
Change in actuarial methods and assumptions	12	(97)	(22)
Integration and acquisition costs	(14)	(39)	(30)
Tax-related items	1	2	30
Other items	7	(37)	-
Net income attributed to shareholders	$1,045	$246	$723
Other market-related factors
Direct impact of equity markets and variable annuity guarantee liabilities	$(150)	$77	$15
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	407	(97)	13
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	217	(9)	(15)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$474	$(29)	$13

Asia Division

	Quarterly Results
(C$ millions, unaudited)	1Q16	4Q15	1Q15
Asia Division core earnings	$371	$334	$279
Investment-related experience outside of core earnings	(20)	(3)	-
Core earnings plus investment-related experience outside of core earnings	351	331	279
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(238)	76	(17)
Tax-related items	10	2	20
Integration and acquisition costs	(2)	-	-
Net income attributed to shareholders(1)	$121	$409	$282

(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

Canadian Division

	Quarterly Results
(C$ millions, unaudited)	1Q16	4Q15	1Q15
Canadian Division core earnings	$338	$352	$261
Investment-related experience outside of core earnings	(78)	(180)	(81)
Core earnings plus investment-related experience outside of core earnings	260	172	180
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	346	(201)	(65)
Recapture of reinsurance treaties	-	(52)	12
Integration and acquisition costs	(6)	(23)	(9)
Net income (loss) attributed to shareholders(1)	$600	$(104)	$118

(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

May 5, 2016 – Press Release Reporting First Quarter Results

U.S. Division

	Quarterly Results
(C$ millions, unaudited)	1Q16	4Q15	1Q15
U.S. Division core earnings	$389	$332	$374
Investment-related experience outside of core earnings	(233)	(146)	(9)
Core earnings plus investment-related experience outside of core earnings	156	186	365
Other items to reconcile core earnings to net income (loss) attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	82	142	99
Integration and acquisition costs	(4)	(5)	-
Other items	7	-	-
Net income attributed to shareholders(1)	$241	$323	$464

(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

Corporate and Other

	Quarterly Results
(C$ millions, unaudited)	1Q16	4Q15	1Q15
Corporate and Other core loss (excluding expected cost of macro hedges and core investment gains)	$(107)	$(85)	$(73)
Expected cost of macro hedges	(86)	(74)	(44)
Investment-related experience included in core earnings	-	-	-
Total core loss	(193)	(159)	(117)
Investment-related experience outside of core earnings	(9)	(32)	13
Core loss plus investment-related experience outside of core earnings	(202)	(191)	(104)
Other items to reconcile core loss to net income (loss) attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	284	(46)	(4)
Changes in actuarial methods and assumptions	12	(97)	(22)
Integration and acquisition costs	(2)	(11)	(21)
Tax-related items	(9)	-	10
Other items	-	(37)	-
Net income (loss) attributed to shareholders(1)	$83	$(382)	$(141)

(1)
The Corporate and Other segment includes earnings on assets backing capital net of amounts allocated to operating divisions. The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

Caution regarding forward-looking statements

From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.

May 5, 2016 – Press Release Reporting First Quarter Results

Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels, including through our collaboration arrangements with Standard Life plc, bancassurance partnership with DBS Bank Ltd and distribution agreement with Standard Chartered; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses, including with respect to the acquisitions of Standard Life, New York Life’s Retirement Plan Services business and Standard Chartered’s MPF and Occupational and Retirement Schemes Ordinance (“ORSO”) businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the failure to realize some or all of the expected benefits of the acquisitions of Standard Life, New York Life’s Retirement Plan Services business and Standard Chartered’s MPF and ORSO businesses; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

May 5, 2016 – Press Release Reporting First Quarter Results